Exhibit 99.1

P R E S S  R E L E A S E

Contacts
Shirley Nakar	Mark Neider
AudioCodes	Netrake
Tel: +972-3-976-4070	Tel: 214-291-1004
Shirley@audiocodes.com	mark@netrake.com

Elizabeth Anderson
Alan Weinkrantz And Company
Tel: 254-772-5909
Elizabeth@weinkrantz.com

AudioCodes Announces Agreement to Acquire
Netrake Corporation

With Proposed Acquisition, AudioCodes Adds Session Border Controllers and Security Gateways to its
VoIP, Voice over Broadband, FMC and IMS Product Offerings

Lod, Israel – July 6, 2006 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced that it has entered into a definitive agreement to acquire Netrake Corporation, a leading provider of Session Border Controllers (SBC) and Security Gateway solutions. SBCs enable connectivity, policies and security for real-time sessions such as VoIP and video when traversing IP to IP networks. Security Gateways enable secure real-time sessions across wifi, broadband and wireless networks in Fixed Mobile Convergence (FMC) deployments.

“This Agreement with Netrake provides AudioCodes with more products to help Service Providers and Network Equipment Providers (NEP) in enabling connectivity between disparate VoIP networks and deploying Fixed Mobile Convergence as well as IP Multimedia Subsystem (IMS) networks in the future,” said Shabtai Adlersberg, Chairman, President and CEO of AudioCodes. “Together with the Netrake team we can now offer Session Border Controllers in addition to our Media Gateway and Media Server products, which will be three key network elements within IMS that enable the convergence of networks and applications.”

“We believe that Netrake has built a strong team that has delivered field-proven Session Border Controllers and Security Gateways that fit well with AudioCodes vision of enabling IMS networks,” said Bruce Hill, CEO of Netrake. “This acquisition offers an even better future for our employees, customers and partners as we combine Netrake’s products with AudioCodes financial strength, product portfolio and proven capability to deliver to NEPs and Service Providers.”

The purchase price consists of $10 million payable in cash at closing, plus an additional $1 million if Netrake achieves certain financial measures as of the closing date. Following the transaction, Netrake will become a wholly-owned subsidiary of AudioCodes.

The transaction is expected to be consummated in the third quarter of 2006, and is subject to usual and customary conditions for transactions of this nature, including regulatory approvals. The transaction has been approved by the boards of directors of both companies and by the stockholders of Netrake.

Conference Call and Webcast
AudioCodes management will host a conference call to discuss the transaction which will be webcast live today, July 6, 2006 at 9:00 a.m. Eastern Time / 6:00 a.m. Pacific Time. Investors are invited to listen to the live call by dialing 1-800-938-1019 in the United States or by dialing 1-706-679-0777 when calling internationally. Investors worldwide may also listen to the call live via webcast by visiting AudioCodes’ Website at www.audiocodes.com. Please access the Website at least 15 minutes earlier in order to register, download, and install any necessary audio software.

A replay of the call will be made available approximately 2 hours after the call has concluded. Participants may access the conference call replay telephonically through July 20, 2006 by dialing 1-800-642-1687 in the United States or by dialing 1-706-645-9291 when calling internationally and entering access code 2675378. A webcast replay of the call will also be made available and can be accessed by visiting AudioCodes’ Website.

About Netrake Corporation
Netrake is a leading provider to fixed and mobile service providers for real-time delivery of voice and multimedia solutions across IP networks. Utilizing Netrake’s session border controllers and security gateways, service providers can leverage market leading security capabilities, reliability, scalability, and feature richness to interconnect and secure networks and users. Netrake’s nCite™ session controller and security gateway product portfolio stand as the first line of defense for wireline, wireless, cable, and fixed/mobile operators delivering real-time control of voice and multimedia applications across all IP networks. Netrake’s nCite supports carrier-to-carrier peering as well as residential/ISP and business VoIP access services all while allowing service providers to extend their VoIP traffic across multiple types of network borders – taking advantage of convergence and the emerging IMS architecture.

About AudioCodes
AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™  – AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For more information on AudioCodes, visit www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia and Your Gateway to VoIP are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.